SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.     )*

CATALYST BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

14888D 109

(CUSIP Number)

Ralph Christoffersen

Morgenthaler Management Partners VIII, LLC

3200 Alpine Road

Portola Valley, CA 94028

303-417-1601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 14 pages)

CUSIP No. 14888D109	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgenthaler Management Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 14888D109	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgenthaler Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 14888D109	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ralph Christoffersen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Bellas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Lutsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Morgenthaler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Pavey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Little
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D109	13D	Page 10 of 14 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 260 Littlefield Ave, South San Francisco, CA 94080.

Item 2.	Identity and Background.

(a) The name of the reporting persons are Morgenthaler Management Partners VIII, LLC (“MMP LLC”), Morgenthaler Partners VIII, L.P. (“MP LP”), Ralph Christoffersen, Ph.D., Robert Bellas, John Lutsi, Gary Morgenthaler, Robert Pavey, and Gary Little (MMP LLC, MP LP, Ralph Christoffersen, Ph.D., Robert Bellas, John Lutsi, Gary Morgenthaler, Robert Pavey, and Gary Little are hereafter sometimes hereinafter collectively referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.

MP LP is a venture capital investment fund. Ralph Christoffersen, Ph.D., Robert Bellas, John Lutsi, Gary Morgenthaler, Robert Pavey, and Gary Little are the members of MMP LLC, which is the sole general partner of MP LP, the record holder of the Common Stock.

(b) The business address for the Reporting Persons is 3200 Alpine Road, Portola Valley, CA, 94028.

(c) Each of Ralph Christoffersen, Ph.D., Robert Bellas, John Lutsi, Gary Morgenthaler, Robert Pavey, and Gary Little are general partners of various venture capital investment funds. The address for each of Ralph Christoffersen, Ph.D., Robert Bellas, John Lutsi, Gary Morgenthaler, Robert Pavey, and Gary Little is 3200 Alpine Road, Portola Valley, CA, 94028.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MP LP is a limited partnership formed and existing under the laws of the State of Delaware. MMP LLC is a limited liability company formed and existing under the laws of the State of Delaware. Ralph Christoffersen, Ph.D., Robert Bellas, John Lutsi, Gary Morgenthaler, Robert Pavey, and Gary Little are each individuals who are citizens of the United States.

CUSIP No. 14888D109	13D	Page 11 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the consummation of the business combination between Targacept, Inc. (“Targacept”) and Catalyst Biosciences, Inc. (“Old Catalyst”), and in accordance with the terms of the Agreement and Plan of Merger, dated as of March 5, 2015, as amended on May 6 and May 13, 2015, by and among Targacept, Talos Merger Sub, Inc. and Old Catalyst, pursuant to which Merger Sub merged with and into Old Catalyst, with Old Catalyst surviving as a wholly owned subsidiary of the Issuer (the “Merger”), the Reporting Persons received an aggregate of 905,558 shares of Common Stock of the Issuer (which included warrants to purchase 18,673 shares of Common Stock of the Issuer) in exchange for all of its equity securities in Old Catalyst.

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer held by the Reporting Persons were acquired pursuant to the Merger. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to further change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by.

Item 5.	Interest in Securities of the Issuer.

(a), (b)

MP LP is the record holder (i) 886,885 shares of Common Stock; and (ii) 18,673 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report (the “Record Shares”). MP LLC is the general partner of MP LP and may be deemed to beneficially own the Record Shares. MP LLC shares voting control and investment power over the Record Shares with Ralph Christoffersen, Ph.D., Robert Bellas, John Lutsi, Gary Morgenthaler, Robert Pavey, and Gary Little each of whom disclaim beneficial ownership over the Record Shares.

The Record Shares represent approximately 7.92% of the total shares of the Common Stock currently outstanding. The aggregate number and percentage of shares of Common Stock of the Issuer owned by the Reporting Persons are (i) based upon 11,416,984 shares of Common Stock outstanding and (ii) assume the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by the Reporting Persons together.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(c)	Not applicable, expect as otherwise disclosed herein.

(d)	Not applicable.

CUSIP No. 14888D109	13D	Page 12 of 14 Pages

(e)	No applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock of the Issuer held of record by MP LP are subject to a lock-up agreement pursuant to which such holder has agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s capital stock and warrants, including, as applicable, shares received in the merger and issuable upon exercise of the warrants referred to above, for a period of 120 days following the completion of the Merger on August 20, 2015.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

Exhibit B – Agreement and Plan of Merger, dated as of March 5, 2015, as amended on May 6 and May 13, 2015, incorporated herein by reference to Annex A-1, Annex A-2 and Annex A-3 to the proxy statement/prospectus/information statement filed by the Issuer with the Securities and Exchange Commission on July 28, 2015.

Exhibit C – Form of Lockup Agreement incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 6, 2015.

CUSIP No. 14888D109	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2015	Morgenthaler Management Partners VIII, LLC
Portola Valley, CA

	By:	/s/ Ralph Christoffersen
Ralph Christoffersen, Member

August 30, 2015	Morgenthaler Partners VIII, L.P.
Portola Valley, CA	By:	Morgenthaler Management Partners VIII, LLC
its Managing Partner

	By:	/s/ Ralph Christoffersen
Ralph Christoffersen, Member

August 30, 2015	/s/ Ralph Christoffersen
Portola Valley, CA	Ralph Christoffersen, Ph.D.

August 30, 2015	/s/ Robert Bellas
Portola Valley, CA	Robert Bellas

August 30, 2015	/s/ John Lutsi
Portola Valley, CA	John Lutsi

August 30, 2015	/s/ Gary Morgenthaler
Portola Valley, CA	Gary Morgenthaler

August 30, 2015	/s/ Robert Pavey
Portola Valley, CA	Robert Pavey

August 30, 2015	/s/ Gary Little
Portola Valley, CA	Gary Little

CUSIP No. 14888D109	13D	Page 14 of 14 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Catalyst Biosciences, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

August 30, 2015	Morgenthaler Management Partners VIII, LLC
Portola Valley, CA

	By:	/s/ Ralph Christoffersen
Ralph Christoffersen, Member

August 30, 2015	Morgenthaler Partners VIII, L.P.
Portola Valley, CA	By:	Morgenthaler Management Partners VIII, LLC
its Managing Partner

	By:	/s/ Ralph Christoffersen
Ralph Christoffersen, Member

August 30, 2015	/s/ Ralph Christoffersen
Portola Valley, CA	Ralph Christoffersen, Ph.D.

August 30, 2015	/s/ Robert Bellas
Portola Valley, CA	Robert Bellas

August 30, 2015	/s/ John Lutsi
Portola Valley, CA	John Lutsi

August 30, 2015	/s/ Gary Morgenthaler
Portola Valley, CA	Gary Morgenthaler

August 30, 2015	/s/ Robert Pavey
Portola Valley, CA	Robert Pavey

August 30, 2015	/s/ Gary Little
Portola Valley, CA	Gary Little